ASX/NASDAQ ANNOUNCEMENT

Position on FIRB approval

Melbourne – 31 March 2020 – Benitec Biopharma Limited (Benitec or the Company) (ASX:BLT; NASDAQ:BNTC; NASDAQ:BNTCW) refers to its trading halt request dated 30 March 2020.

The Foreign Investment Review Board (FIRB) has now confirmed that the new changes to the foreign investment regime do not apply to agreements entered into prior to 10.30pm (AEDT) on 29 March 2020.  As the Company and Benitec Biopharma Inc. (US Holdco) entered into the Amended and Restated Scheme Implementation Agreement on 30 January 2020, US Holdco will not be required to notify FIRB in respect of the scheme of arrangement.

The Company and US Holdco intend to proceed with the transaction based on the timetable as previously communicated to shareholders in its Scheme Booklet and again to the market on 30 March 2020.

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Benitec Biopharma Limited | Level 14, 114 William Street, Melbourne VIC 3000

t: +61 (03) 8692-7222 | e: info@benitec.com | www.benitec.com

Lodgement Authorisation

This announcement was authorised for lodgement with the ASX by the Benitec Disclosure Committee, pursuant to its Continuous Disclosure Policy.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations
M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com

Benitec Biopharma Limited | Level 14, 114 William Street, Melbourne VIC 3000

t: +61 (03) 8692-7222 | e: info@benitec.com | www.benitec.com